ARTIUS II ACQUISITION INC.
3 Columbus Circle, 15th Floor
New York, NY 10019

December 5, 2024

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street N.E.
Washington, D.C. 20549
Attention:	William Demarest
Jennifer Monick
Catherine De Lorenzo
Pam Long

Re:	Artius II Acquisition Inc.
Registration Statement on Form S-1 (File No. 333-283020)

Ladies and Gentlemen:

We hereby respectfully withdraw our request for acceleration pursuant to Rule 461 under the Securities Act of 1933, as amended, that was filed with the Commission on December 3, 2024 regarding the above-referenced Registration Statement.

Please contact David I. Gottlieb, counsel to the Company, at +44 20 7614 2230, if you have any other questions or concerns regarding this matter.

Very truly yours,

Artius II Acquisition Inc.

By:	/s/ Boon Sim
	Name:	Boon Sim
	Title:	Chief Executive Officer

cc:	David I. Gottlieb, Esq.
Paul J. Shim, Esq.
Cleary Gottlieb Steen & Hamilton LLP